                                                                      EXHIBIT 14


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

MENTOR GRAPHICS CORPORATION,             )
an Oregon corporation, and MGZ CORP., a  )
Delaware corporation,                    )
                                         )
  Plaintiffs,                            )
                                         )
 v.                                      ) Civil Action No. 16584-NC
                                         )
QUICKTURN DESIGN SYSTEMS, INC., a        )
Delaware corporation, KEITH R. LOBO,     )
GLEN M. ANTLE, RICHARD C.                )
ALBERDING, MICHAEL R. D'AMOUR,           )
YEN-SON (PAUL) HUANG, DR. DAVID K.       )
LAM, WILLLAM A. HASLER and               )
CHARLES D. KISSNER,                      )
                                         )
  Defendants.                            )
-----------------------------------------


                         VERIFIED AMENDED COMPLAINT FOR
                       DECLARATORY AND INJUNCTIVE RELIEF
                       ---------------------------------


     Plaintiffs Mentor Graphics Corporation ("Mentor Graphics") and MGZ Corp. ("Purchaser") for their amended complaint/1/ against defendants Quickturn Design System, Inc. ("Quickturn"), Keith R. Lobo, Glen M. Antle, Richard C. Alberding, Michael R. D'Amour, Yen-Son (Paul) Huang, Dr. David K. Lam, William A. Hasler, and Charles D. Kissner ("Director Defendants") allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                             Summary of this Action
                             ----------------------

     1. On August 12, 1999, plaintiff Purchaser commenced a fully-financed, non-coercive, non-discriminatory, all-cash, all-shares tender offer for outstanding shares of Quickturn common stock that are not already owned by Mentor Graphics or Purchaser (the "Tender Offer"). That same day,

--------------------
     1. Pursuant to Chancery Court Rule 15(aa), a black-lined copy of the amended complaint. reflecting changes from the complaint filed on August 12, 1998 is attached hereto as Exhibit A.

Mentor Graphics also filed with the Securities and Exchange Commission (the "SEC") preliminary materials to solicit agent designations to call a special meeting of Quickturn's stockholders to replace the current members of Quickturn's Board of Directors. This action seeks declaratory and injunctive relief requiring Quickturn to dismantle its takeover defenses including its "poison pill," declaring ineffective certain amendments to Quickturn's by laws and poison pill adopted in response to the Tender Offer, and enjoining the Quickturn Board from taking any further action to thwart the stockholder franchise or to frustrate the efforts of Quickturn's stockholders to call a special meeting and to replace Quickturn's Board of Directors in order to facilitate the Tender Offer.

     2. Quickturn stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $12.125 per share in cash, representing a 51.6% premium above the average closing price of Quickturn's stock on the Nasdaq National Market on August 11, 1998, the last full trading day before the first public announcement of Purchaser's. commencement of the Tender Offer. The Tender Offer is the initial step in a two-step transaction pursuant to which Purchaser proposes to acquire all of the outstanding shares of Quickturn stock. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Mentor Graphics (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it is currently anticipated that each then outstanding share of Quickturn (other than shares owned by Mentor Graphics or any of its subsidiaries or shares held in the treasury of Quickturn) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

     3. On August 24, 1998, Quickturn announced its rejection of Mentor's fully-financed all shares premium offer, characterizing the Proposed Acquisition as an "opportunistic and inadequate" offer, made "at a moment of weakness for Quickturn's stock price and a moment of desperation for Mentor's design strategy." 8/24/98 Quickturn Press Release (hereinafter "8/24/98 Press Release") at 1). Later that day, Quickturn filed its Schedule 14D-9 (the "14D-9") with the SEC, disclosing the Quickturn Board's rejection of the Proposed Acquisition and recommending that the Quickturn stockholders not tender shares in the Tender Offer.

     4. In January 1996, the Board of Directors of Quickturn (the "Quickturn Board") adopted a stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to thwart any acquisition of Quickturn that does not have the approval of the Quickturn Board. The Rights Plan provides the Quickturn Board with the power to prevent summarily the consummation of the fully-financed, all-cash, all shares, non-coercive, non-discriminatory Tender Offer. After Mentor Graphics announced the Proposed Acquisition, on August 21, 1998, the Quickturn Board amended the Rights Plan to prohibit further amendment of the Rights Plan or redemption of the Rights for a period of 180 days following any annual or special meeting in which a majority of the Board is elected, if such amendment or redemption is likely to facilitate a change in control transaction. The original Rights Plan and the recent amendment were both adopted without the approval -of Quickturn's stockholders and if the Rights Plan, as amended, remains in effect and applicable to the Tender Offer, it will impede the right of Quickturn's stockholders to decide whether to accept this premium offer for their shares and will impose an insurmountable obstacle to Purchaser's consummation of the Tender Offer long after the stockholders of Quickturn have expressed their support for the Proposed Acquisition by voting to remove the current Quickturn Board and elect Mentor Graphics' nominees to the Quickturn Board. Moreover, the Quickturn Board will be able to prevent Mentor Graphics and Purchaser from consummating the Proposed Merger for a least three years unless the Board exempts the Tender Offer from restrictions imposed by
Section 203 of the Delaware General Corporation Law ("Section 203").

     5. The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of the Rights Plan; (ii) the exemption of the Tender Offer from Section 203 and (iii) there being validly tendered and not withdrawn prior to the, expiration of the Tender Offer that number of Quickturn shares which, when combined with the Quickturn shares owned by Mentor Graphics, Purchaser and their affiliates, represent a majority of the outstanding Quickturn shares on a fully diluted basis. By failing to take action to satisfy the conditions to the Tender Offer, the individual members of the Quickturn Board have breached their fiduciary duties to Quickturn's stockholders under Delaware law. Quickturn's stockholders, including Mentor Graphics and Purchaser, will be irreparably harmed absent relief from this Court.

                                  The Parties
                                  -----------

     6. Plaintiff Mentor Graphics is a Oregon corporation with its principal executive offices in Wilsonville, Oregon. Mentor Graphics manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, stimulate, model, implement and verify the components of electronic systems. Mentor Graphics is the beneficial owner of approximately three percent of the outstanding shares of Quickturn common stock.

     7. Plaintiff Purchaser is a newly incorporated Delaware corporation and a wholly-owned subsidiary of Mentor Graphics with its principal executive offices in Wilsonville, Oregon. Purchaser is the record owner of 100 shares of Quickturn common stock.

     8. Defendant Quickturn is a Delaware corporation with its principal executive offices in San Jose, California. According to its most recent Form 10-K, Quickturn "designs, manufactures, sells and supports products that verify the design of integrated circuits ('ICs') and electronic systems.

     9. Defendant Keith R. Lobo has been President, Chief Executive Officer and a director of Quickturn since November 1992.

     10. Defendants Glen M. Antle, Richard C. Alberding, Michael R. D'Amour, Yen-Son (Paul) Huang, Dr. David K. Lam, William A. Hasler and Charles D. Kissner are directors of Quickturn. The Director Defendants, as directors of Quickturn, owe fiduciary duties of loyalty and care of Quickturn's stockholders.

                               FACTUAL BACKGROUND
                               ------------------
A.   The Quickturn Rights Plan
     -------------------------

     11. On or about January 10, 1996, the Quickturn Board approved the adoption of the Rights Plan and declared a dividend of one Preferred Share purchase right (a "Right") for each common share of Quickturn stock outstanding as of the close of business on January 22, 1996. The Rights are distributed and become exercisable for one one-thousandth share of Quickturn's Series A Participating Preferred Stock (the "Series A Preferred") at a price of $50 on the close of business tens days after the earlier of (i) the first date of public announcement that any person (other than Quickturn, any subsidiary of Quickturn or any employee benefit plan of Quickturn or any subsidiary of Quickturn) has acquired or obtained the right to acquire beneficial ownership of 15% or more of Quickturn's common stock (an "Acquiring Person"), or (ii) the publication pursuant to Rule 14d promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 15% or more of Quickturn's common stock (the earlier of (i) and (ii) being referred to as the "Distribution Date). The Rights expire on January 10, 2006, unless earlier redeemed or exchanged by Quickturn..

     12. The Primary purpose of the Rights Plan is not to enable the purchase of the Series A Preferred at the greatly inflated price of $50 for each one-thousandth share, but to allow the holder of the Right, under certain circumstances, to purchase shares of Quickturn's or an acquiror's common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person "flip-in" and each right becomes exercisable for shares of Quickturn common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $50, the holder of a Right may purchase Quickturn common stock having a market value of $100. If and when Quickturn engages in a merger or a sale of 50% or more of its assets, the Rights "flip-over" and become exercisable for shares of the acquiror's common stock at the same deep discount price of two for the price of one, Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the "flip-in" and/or "flip-over" provisions by becoming an Acquiring Person.

     13. The Rights are not exercisable for shares of Quickturn's common stock if, prior to any person becoming an Acquiring Person, the Quickturn Board declares that the tender or exchange offer is a "Permitted Offer." Under the Rights Plan as originally adopt, a Permitted Offer is a tender or exchange offer, issued pursuant to Section 14(d) of the Exchange Act, made when "Continuing Directors" are in office, and determined to be, in the opinion of a majority of Continuing Directors, 'both adequate and otherwise in the best interests of the Company and its stockholders (taking into account all factors that such Continuing Directors deem relevant)."

     14. Under the original Rights Plan, the Quickturn Board could redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of (i) the tenth day following the date of Public announcement of the fact that an Acquiring Person has become such, or (ii) January 10, 2006; provided, however, that once a stockholder had become an Acquiring Person, the Rights could be redeemed by the Quickturn Board only if Continuing Directors remained on the Board and the redemption was approved by a majority of the Continuing Directors. Continuing Directors were defined as (i) persons serving on the Quickturn Board prior to the date of the adoption of the Rights Agreement who are not associated or affiliated with an Acquiring Person, or (ii) persons nominated or elected to the Quickturn Board with the approval of the majority of the Continuing Directors after the date of the adoption of Rights Plan who are not associated or affiliated with an Acquiring Person.

     15. On August 24, 1998, Quickturn announced that the Quickturn Board had adopted a resolution to amend the Rights Plan to:

          (x) delete all provisions requiring the concurrence of a majority of Continuing Directors for (1) the redemption or exchange of the Rights at or after the time a person becomes an Acquiring Person or (2) the amendment of the Rights Agreement on or after the Distribution Date,
          (y) add a requirement that if a majority of the Company's Board is elected at an annual or special meeting of stockholders, then for a period of 180 days following such election (1) the Rights cannot be redeemed or exchanged and (2) the Rights Agreement cannot be amended, if such redemption, exchange or amendment is reasonably likely to have the purpose or effect of facilitating an acquisition of the Company by a person or entity who proposed, nominated or supported a director of the Company so elected at the annual or special meeting, and (z) ... add a clause to the definition of Distribution Date pursuant to which the Board may determine the Distribution Date applicable to Mentor and MGZ in connection with the Offer or any amendment to the offer or any subsequent tender offer by Mentor or its Affiliates or Associates (each as defined in the Rights Agreement).

14D-9 at 8. This amendment, if effective, would preclude the Quickturn Board from redeeming or exchanging the Rights or amending the Rights Plan to facilitate an acquisition transaction for a period of 6 months following any annual or special meeting at which a majority of the Quickturn Board was replaced.

     16. Purchaser's acceptance of shares tendered pursuant to its Tender Offer will result in it becoming an Acquiring Person, will make the Rights exercisable for shares of Quickturn's common stock at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Purchaser to accomplish, and will deprive Quickturn's stockholders of the ability to tender their shares unless the Quickturn Board redeem the Rights or exempts Purchaser's Tender Offer from the triggering provisions of the Rights Plan by declaring that the Tender Offer is a "Permitted Offer."

B.   The Delaware Business Combination Statute
     -----------------------------------------

     17. Section 203 of the Delaware General Corporation Law, entitled "Business Combinations with Interested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. Quickturn has not opted out of the statute's coverage.

     18. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

     19. Application of Section 203 to the Proposed Acquisition will delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Acquisition will be forever lost. Additionally, any number of events could occur within those three years that would prevent the Proposed Merger altogether.

C.   The "Quasi-California Corporation" Statute
     ------------------------------------------

     20. Section 2115 ("Section 2115") of the California General Corporation Law (the "CGCL") provides that if a foreign corporation has (i) more than one-half of the average of the corporation's property, payroll and sales in California, and (ii) more than half of its outstanding securities held by persons with California addresses then such foreign corporation shall be subject to certain enumerated provisions of the CGCL, as set forth in Section 2115(b), to the exclusion of the law of the jurisdiction in which the corporation is incorporated. Corporations with then characteristics and, thus, subject to the specified provisions of the CGCL, are commonly referred to as "quasi-California" corporations. For the purpose of determining whether a foreign corporation is a "quasi-California" corporation, Section 2115(a) provides that any securities held in the names of broker-dealers, nominees for broker-dealers, banks, associations, or other entities holding securities in a nominee name or otherwise on behalf of a beneficial owner shall not be considered outstanding unless the foreign corporation requests such nominee holders to certify the number of shares held by beneficial owners and the addresses of beneficial owners for whom securities are held.

     21. Exempt from classification as a "quasi-California" corporation pursuant to Section 2115(c) are corporations "with outstanding securities designated as qualified for trading as a national market security on [NASDAQ] if the corporation has at least 800 holders of its equity securities as of the record date of its most recent annual meeting, of shareholders." Upon information and belief, plaintiffs that Quickturn has at least 800 stockholders and, as a corporation with outstanding securities qualified for trading on NASDAQ as a national market security, would not be a "quasi-California" corporation and would not be subject to the provisions of the CGCL identified in
Section 2115(b).  Such provisions include, but are not limited to:

          a. Section 303, which restricts the ability of stockholders to remove directors without cause,
          b. Section 708, which provides stockholders a right to cumulative voting in the election of directors;
          c.   Section 710, which permits supermajority voting requirements;
          d.   Section 1101, which imposes limitations on mergers; and
          e. Chapter 12, which applies to all transactions termed "reorganizations" as defined in the CGCL, which includes mergers and/or acquisitions financed by the exchange of equity securities.

     22. If Quickturn were to qualify as a "quasi-California corporation, application of the enumerated provisions of the CGCL would hamper and delay the consummation of the Proposed Acquisition. For example, Section 1101(e) prohibits a majority stockholder holding more than 50% but less than 90% of the outstanding shares of a quasi-California corporation from consummating a cash-out merger.

     23. While plaintiffs believe that Quickturn is not currently a "quasi-California" corporation, the Quickturn Board could undertake one of several transactions which would increase its percentage of stock held by California residents and/or decrease its total number of stockholders, thereby removing Quickturn from the exemption provided by Section 2115(c) and transforming Quickturn into a "quasi-California" corporation. Such actions would interfere with the consummation of the Proposed Acquisition despite the benefits of the transactions to the Quickturn stockholders.

D.   The Response to the Proposed Acquisition
     ----------------------------------------

     24. Despite the clear-cut and significant economic benefits for the Quickturn stockholders, from the start Quickturn and its Board have steadfastly indicated that Quickturn will not accept the Proposed Acquisition, nor will the Quickturn Board allow the Quickturn stockholders the opportunity to consider the Proposed Acquisition for themselves.

     25. On August 11. 1998, Dr. Walden C. Rhines ("Rhines"), Mentor Graphics' Chief Executive Officer met with the Chairman of the Quickturn Board, Glen M. Antle ("Antle"). At this meeting, Rhines presented Mentor Graphics' proposal to acquire Quickturn. Rhines also delivered a letter to Antle outlining Mentor Graphics' proposal to acquire all outstanding shares of Quickturn common stock at a price, of $12.125 per share in a negotiated transaction. Rhines further advised Antle that Mentor Graphics' proposal was not subject to any financing conditions. Rhines also advised Antle that depending on the results of Mentor Graphics' due diligence review of Quickturn. Mentor Graphics would consider offering more value for the outstanding shares of Quickturn. While Antle stated that he would communicate the offer to the Quickturn Board, he stated that he was unwilling to accept the offer or to Quickturn to remove its takeover defenses or to cause Quickturn to refrain from taking actions to prevent the consummation of the Tender Offer.

     26. On August 14.1998, Dr. Rhines telephoned Keith R. Lobo ("Lobo"), President and Chief Executive Officer and a director of Quickturn to discuss the Proposed Acquisition. In this conversation, Dr. Rhines, emphasized that Mentor Graphics' interest in the Proposed Acquisition stemmed from the strategic benefits of the transaction, and was not motivated by a desire to moot the pending patent litigation between the companies. Lobo merely stated that he would communicate Dr. Rhines' position to the Quickturn Board.

     27. On August 24, 1998, and without ever meeting with any representative of Mentor Graphics to discuss the Proposed Acquisition, Quickturn announced that on August 21, 1998, the Quickturn Board had rejected the Proposed Acquisition, on the grounds that the Board considered the Tender Offer to be inadequate, not reflective of the long-term value of Quickturn, and not in the best interests of Quickturn or its stockholders. 14D-9 at 3. The Board further announced that it had determined that Quickturn's business plan offered the potential for obtaining higher long-term benefits for Quickturn's stockholders than the Tender Offer. 14D-9 at 3. This is determination is belied, however, by both the past performance of Quickturn and by the decision made by the Board in June 1998 to reprice employee options having original exercise prices of up to $19.00 per share to the reduced exercise price of $7.438 per share.

     28. In addition to its rejection of the Proposed Acquisition, Quickturn also announced that on August 21, 1998, the Quickturn Board had adopted a number of defensive measures designed to thwart the Proposed Acquisition.

     29. Specifically, the Board announced that it had adopted an amendment to the Quickturn bylaws specifying procedures for the calling of a special meeting by stockholders holding at least 10% of the Quickturn shares, which, if effective, would strip from the shareholders the right to set the date of a special meeting and would have the effect of-inequitably delaying the call of any special meeting by at least three months. As set forth in Quickturn's 14D-9, the amended bylaw adopted by the Quickturn Board provides as follows:

          A special meeting of the stockholders may be called at any time by (i) the board of directors, (ii) the chairman of the board, (iii) the president, (iv) the chief executive officer or (v) subject to the procedures set forth in this Section 2.3, one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

          Upon request in writing sent by registered mail to the president or chief executive officer by any stockholder or stockholders entitled to call a special meeting of stockholders pursuant to this Section 2.3, the board of directors shall determine a place and time for such meeting. which time shall be not less than ninety (90) nor more than one hundred (100) days after the receipt and determination of the validity of such request, and a record date for the determination of stockholders entitled to vote at such meeting in the manner set forth in Section
          2.12 hereof. Following such receipt and determination, it shall be the duty of the secretary to cause notice to be given to the stockholders entitled to vote at such meeting, in the manner set forth in Section
          2.4 hereof that a meeting will be held at the place and time so determine.

14D-9 at 8. By contrast, prior to this amendment, Section 2.3 of the Quickturn bylaws simply provided that a special meeting could be called by "one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting."

     30. Additionally, as described above the Quickturn Board also adopted an amendment to the Rights Plan, which, if effective, would preclude any change of control for another 6 months following any annual or special meeting, regardless of the expressed will of the stockholders.

     31. Taken together, these two provisions effectively preclude the Quickturn stockholders from taking action to effect a change in control against the wishes of management for minimum of 9 months. Such a delay may preclude a change in control entirely by putting at risk- the ability of a potential acquiror to obtain financing commitments for such a lengthy period of time, and/or by virtue of the substantially increased costs associated with such a lengthy financing commitment.

     32. Quickturn's 14D-9 also disclosed that the Quickturn, Board's financial advisor, Hambrecht & Quist, was retained pursuant to a letter agreement which structures Hambrecht & Quist's fees to create an incentive for Hambrecht, & Quist to opine that the Mentor Graphic's offer or any other unsolicited offer is inadequate. Specifically, under the retention agreement, Hambrecht & Quist is entitled to a fee of 1.0% of the aggregate consideration to be received in a Consensual Acquisition (defined as an acquisition approved by the Quickturn Board), but only .75% of the consideration received in an acquisition not approved in advance by the Quickturn Board. Notably, although the 14D-9 stated that the Quickturn Board relied upon the opinion of Hambrecht & Quist in rejecting the Proposed Acquisition, the Hambrecht & Quist opinion was not filed as an exhibit to the 14D-9.

E.   Mentor Graphics' Solicitation Of Agent Designations To Call
     A Special Meeting And To Replace Quickturn's Board Of Directors
     ---------------------------------------------------------------

     33. In light of Quickturn's unwillingness to accept or even to discuss Mentor Graphics' proposal and its recent implementation of additional takeover defenses, the current Quickturn Board cannot be expected to facilitate the Proposed Acquisition, but can be expected to maintain and add to Quickturn's anti-takeover devices and to actively oppose the Proposed Acquisition. Because Quickturn has declined to accept the substantial benefits of the Proposed Acquisition, Mentor Graphics has been forced to take its offer directly to the Quickturn stockholders by soliciting agent designations and by causing Purchaser to commence the Tender Offer.

     34. Mentor Graphics filed with the SEC on August 12, 1998 preliminary solicitation materials in connection with its solicitation of agent designations from Quickturn's stockholders to call a special meeting of the Quickturn stockholders for the purpose of replacing the Director Defendants with individuals nominated by Mentor Graphics. Definitive agent designation solicitation materials were filed with the SEC on August 20, 1998 and immediately mailed to Quickturn's largest stockholders. If elected, the Mentor Graphics nominees intend, subject to their fiduciary duties and assuming the invalidity of the August 21, 1998 amendment to the Rights Plan to redeem the Rights (or amend the Rights Plan to make the Rights inapplicable to the Tender Offer and the Proposed Merger), approve the Tender Offer and the Proposed Merger under Section 203, and take such other actions as may be required to facilitate the prompt consummation of the Proposed Acquisition.

     35. Upon the commencement of the Tender Offer, Mentor Graphics announced its intention to solicit and is in the course of soliciting, agent designations to call a special meeting of Quickturn's stockholders to occur approximately 45 days after the call of the meeting is delivered to Quickturn (the "Special Meeting"). At that time Mentor Graphics expected, and Quickturn's management must also have known, that sufficient agent designations to call the meeting would be obtained within days of the mailing of definitive agent designation materials to the Quickturn stockholders. As of the date of that Mentor Graphics commenced its solicitation of agent designations, Section 2.3 of Quickturn's bylaws as publicly-filed provided that "[a] special meeting of the stockholders may be called at any time by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting." In accordance with Quickturn's bylaws as in effect when Mentor Graphics commenced its solicitation, Mentor Graphics believed that (i) a special meeting could be called by the holders of not law than 10% of the Quickturn shares on the date the agent designations are delivered to Quickturn; (ii) the stockholders calling the meeting, not the Board, had the right to fix the date and time of the Special Meeting, (iii) agent designations shall remain in effect until revoked or unless the person executing such agent designation is not the record holder of Quickturn shares on the date the Special Meeting is called; and
(iv) absent prior action by the Quickturn Board, the record date for the Special Meeting shall be the date next preceding the date on which the designated agents give notice of the Special Meeting.

     36. The Bylaw amendments adopted by Quickturn on August 21, 1998 are targeted to derail Mentor Graphics' previously-announced plans to call a special meeting on a date to be set by the stockholders calling the meeting, such date to be within 45 days of receipt of sufficient agent designations to call the special meeting.

     37. In furtherance of the solicitation of agent designations to call the Special Meeting, Purchaser demanded on August 12, 1998 that Quickturn produce a list of its stockholders and related stock list materials. Quickturn responded to Purchaser's demand on August 19, 1998, stating that the stock list materials would be made available beginning at 12:00 noon on August 25, 1998. Given the timing of Quickturn rejection of the Proposed Acquisition and the amendment of the bylaws regarding the call of a special meeting. Quickturn's refusal to make the stock fist available immediately constitutes improper maneuvering to ensure that Mentor Graphics would not be able to mail its agent designation solicitation materials to all of Quickturn's stockholders or to call the special meeting before Quickturn's Board adopted its new defensive measures.

     38. The efforts by Mentor Graphics and Purchaser to convene the Special Meeting of Quickturn's stockholders comply with Delaware law and Quickturn's bylaws as they existed at the time Mentor Graphics' commenced its acquisition bid. These bylaw provisions, with which Mentor Graphics has complied My and with which it will continue to comply, authorize the holders of ten percent of Quickturn's common stock to call a special meeting without undue delay, at a time and place designated by the stockholders calling the meeting.

     39. Mentor Graphics believes that under the bylaws-as they existed prior to the recent amendment (i) the date for determining stockholders entitled to call the Special Meeting and to submit agent designations in connection therewith shall be the date that the Special Meeting is actually called, and
(ii) the stockholders, not the Company Board, have the right to fix the date and time of the Special Meeting and give notice thereof Therefore, following receipt of the requisite number of agent designations, the designated agents intend to, and if the bylaw amendment is deemed ineffective, will call the Special Meeting, fix the date and time of the Special Meeting and give notice of the Special Meeting.

     40. Mentor Graphics intends also to solicit proxies for the Special Meeting so that. upon proposals by Mentor Graphics, the Director Defendants may be removed from the Quickturn Board, the authorized number of Quickturn directors may be reduced from eight to five, and five individuals nominated by Mentor Graphics may be elected to the Quickturn board of directors. Al the Special Meeting, Quickturn's stockholders also will be presaged with a proposal by Mentor Graphics to repeal bylaws adopted subsequent to March 30, 1998 - the last bylaws filed as an exhibit to Quickturn's Form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission on March 30, 1998 and prior to the adoption of any bylaw proposals presented at the Special Meeting, including, without limitation the bylaw amendment purportedly adopted on August 21, 1998.

     41. Mentor Graphics believes that, in the absence of inequitable conduct by Quickturn Quickturn's stockholders will act to call the Special Meeting and, at such meeting, will replace Quickturn's current directors with Mentor Graphics' nominees and, if necessary, will take other actions designed to negate inequitable conduct by the Quickturn Board undertaken to impede the Proposed Acquisition.

     42. Because Mentor Graphics' solicitation of agent designations and solicitation of proxies in reliance on Quickturn's current bylaws threaten the incombency of Quickturn's Baud of Directors, Mentor Graphics believed, correctly, that Quickturn would seek to impose a constrained interpretation of the current bylaws and purport to amend the bylaws in order to delay the Special Meeting and frustrate the ability of Quickturn's stockholders to exercise their voting rights. Any determinations by Quickturn that Mentor Graphics Wed to comply with Quickturn's then-existing bylaws would lack a good fifth basis. The amendments to Quickturn's bylaws or other manipulations of corporate machinery having the effect of hindering the ability of Quickturn's stockholders to exercise their rights as they currently exist serve no legitimate purpose and constitute inequitable manipulation and unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law.

                               IRREPARABLE INJURY
                               ------------------

     43. The unlawful actions of Quickturn, in its failure to accept the Proposed Acquisition, its failure to redeem the Rights Plan, its failure to exempt the Tender Offer from Section 203, and its adoption of additional, unreasonable defensive measures arc preventing its stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause Quickturn's stockholders irreparable harm. Unless the Quickturn Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Mentor Graphics and Purchaser will not be compensable in money damages and plaintiffs have no adequate remedy at law.

                                    COUNT I
                                    -------
                  (Breach of Fiduciary Duty:  The Rights Plan)
                  --------------------------------------------

     44. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 43 as if fully set forth herein.

     45. The Director Defendants owe Quickturn's stockholders the highest duties of cam, loyalty and good faith.

     46. In light of the superior value offered to Quickturn stockholders by the Proposed Acquisition, there is no legitimate reason for the Quickturn Board to retain the Rights Plan. The Director Defendants' failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition deprives Quickturn's stockholders of the right to maximize their wealth by selling their Quickturn shares at the premium price offered by the Proposed Acquisition.

     47. The Director Defendants' failure to redeem the Rights or to render the Rights Plan applicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and/or the Proposed Merger, which pow no threat to the interests of Quickturn's stockholders or to Quickturn's corporate Policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Quickturn's stockholders under applicable Delaware law.

     48. Moreover, the Quickturn Board's amendment of the Rights Plan, which if effective, would preclude the stockholders from effectively utilizing the stockholder franchise to facilitate an offer which they believe to be in their best interests by disabling the Quickturn Board from approving any acquisition for 6 months after the election of new directors, serves no legitimate corporate interest, has no economic justification and is an unreasonable response to the Proposed Acquisition. As such, the amendment to the Rights Plan constitutes a breach of the fiduciary duties the Director Defendants owe to Quickturn's stockholders under applicable law.

     49. Further, because the amendment to the Rights Plan permits the stockholders to effect a change of the composition of the Quickturn Board only at the cost of restricting the ability of the Quickturn Board to approve an acquisition transaction, the amendment constitutes an improper infringement upon the voting rights of the stockholders without compelling justification. As such, the amendment to the Rights Plan constitutes a breach of the fiduciary duties the Director Defendants owe to Quickturn's stockholders under applicable law.

     50.  Mentor Graphics and Purchaser have no adequate remedy at law-

                                    COUNT II
                                    --------
                    (Breach of Fiduciary Duty:  Section 203)
                     --------------------------------------

     51. Plaintiffs repeat and reallege each and every allegation SK forth in paragraphs I through 50 as if fully set forth herein.

     52. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

     53. The Board of Directors of Quickturn is empowered by Section 203 to render the statute inapplicable to the Proposed Acquisition by approving the Tender Offer.

     54. In light of the superior value offered to Quickturn Stockholders by the Proposed Acquisition, there is no legitimate reason for the Quickturn Board of Directors to fail to approve the Tender Offer or to fail to take any other steps necessary to render Section 203 inapplicable to the Proposed Acquisition. Such failures only have the effect of withholding from Quickturn stockholders the right to maximize their wealth by selling their Quickturn sham at the premium price offered by the Proposed Acquisition.

     55. The Director Defendants' failure to approve the Tender Offer or otherwise render Section 203 inapplicable to the Proposed Acquisition have no economic justification, serve no legitimate purpose, and am not reasonable responses to the Proposed Acquisition. Which poses no threat to the interests of Quickturn's stockholders or to Quickturn's corporate policy and effectiveness. As such, the actions of the Director Defendants am in breach of the fiduciary "duties the Director Defendants owe to Quickturn's stockholders under applicable Delaware law.

     56.  Mentor Graphics and Purchaser have, no adequate remedy at law.

                                   COUNT III
                                   ---------
  (Declaratory and Injunctive Relief:  Section 2115 of the California General
  ---------------------------------------------------------------------------
                                Corporation Law)
                                ---------------

     57. Plaintiffs repeat and reallege each and every allegation set forth in Paragraphs I through 56 as if full orth herein.

     58. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

     59. The Tender Offer is non-coercive and non-discriminatory, it is fair to Quickturn stockholders, it poses no threat to Quickturn's corporate policy and effectiveness and it represents a substantial premium over the market price of Quickturn common stock prior to the public announcement of the Tender Offer.

     60.  Any action which would bring Quickturn within the provisions of
Section 2115 of the California General Corporation Law and thereby hinder and/or delay the consummation of the Proposed Acquisition would be a breach of the Director Defendants' fiduciary duties to Quickturn's stockholders.

     61.  Mentor Graphics and Purchaser have no adequate remedy at law.

                                    COUNT IV
                                    --------
          (Declaratory and Injunctive Relief:  Anti-Takeover Devices)
           ---------------------------------------------------------

     62. Plaintiffs repeat and reallege each and every allegation act forth in paragraphs 1 through 61 as if fully set forth herein.

     63. The Director Defendants owe Quickturn's stockholders the highest duties of cart loyalty and good faith.

     64. The Tender Offer is non-coercive and non-discriminatory, it is fair to Quickturn's stockholders, it poses no threat to Quickturn's corporate policy and effectiveness, and it represents a substantial premium over the market price of Quick-turn common stock prior to the public announcement of the Tender Offer.

     65. Adoption of any defensive measures against the Tender Offer, the Proposed Merger, Motor Graphics' solicitation of agent designations, Mentor Graphics' solicitation of proxies or that would prevent a future board of directors from exercising its fiduciary duties - including, but not limited to, amendments to the Rights Plan, amendments to Quickturn's bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, change to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control - would itself be a breach of the Director Defendants' fiduciary duties to Quickturn's stockholders.

     66.  Specifically, the adoption by the Board of the amendment to Section
2.3 of ft Quickturn bylaws, which has the effect of (1) removing from the stockholders the right to det the date and place of, and to give notice of, a
                          ---
special meeting and (2) unreasonably delaying the call of a special meeting, serves no legitimate corporate purpose and is an unreasonable response to Mentor Graphics' agent designation solicitation and non-coercive, fully-financed, premium Tender Offer. Moreover, the amendment to the Quickturn bylaws constitutes an inequitable manipulation of the corporate franchise designed for, and with the primary affect of, entrenchment of management.

     67. Further, the amendment to the Rights Plan in concert with the amendments to the bylaws would preclude the Stockholders from utilizing the stockholder franchise to facilitate an offer which they believe to be in their best interests for a period of more than 9 months, and are clearly intended to coerce stockholders into voting against Mentor Graphics' nominees by threatening the stockholders with a 6-months standstill should they vote to remove the incumbent board. As such. the amendments serve no legitimate corporate interest and are an unreasonable response to the

Proposed Acquisition, and are therefore a breach of the Director Defendants' fiduciary duties to Quickturn's stockholders. Further, such amendments will delay or thwart the exercise of the corporate franchise without compelling justification and thereby cause irreparable harm.

     68.  Mentor Graphics and Purchaser have no adequate remedy at law.

                                    COUNT V
                                    -------
        (Declaratory of Injunctive Relief:  The Call of Special Meeting)
        ----------------------------------------------------------------

     69. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 68 as if fully set forth herein.

     70. The Director Defendants owe Quickturn's stockholders the highest duties of care, loyalty and good faith.

     71. Mentor Graphics' solicitation of agent designations to call the Special Meeting complied and will continue to comply with Quickturn's bylaws in effect at the time the agent designation solicitation was commenced. Mentor Graphics' disclosures regarding the agent designations, which were filed on August 12, 1998 with the SEC, are complete and accurate.

     72. Quickturn's actions to hinder the procedure for or ability of its stockholders to the Special Meeting, and to dispute Mentor Graphics method of determining whether it has obtained sufficient unrevoked agent designations to call the Special Meeting, and -to affect the selected date of the call to refuse to recognize the date of the call, the stockholders' ability to fix the date and time of the Special Meeting set forth in the call and to interfere with Mentor Graphics giving notice of the Special Meeting, and to impede consideration by Quickturn's stockholders at the Special Meeting of Mentor Graphics' proposals impermissibly impede and delay Quickturn's stockholders from exercising their rights. Specifically, the August 21, 1998 amendments to the Quickturn bylaws and the Rights Plan impermissibly interfere with the ability of Quickturn's stockholders to utilize the corporate franchise. As such, these actions, including the bylaw Rights Plan amendments delay and/or thwart the exercise of stockholder voting rights without compelling justification and thereby cause irreparable harm.

     73.  Mentor Graphics and Purchaser have no adequate remedy at law.

                                    COUNT VI
                                    --------
         (Declaratory and Injunctive Relief:  Nomination of Directors)
         -------------------------------------------------------------

     74. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 73 as if fully set forth herein.

     75. The Director Defendants owe Quickturns stockholders the highest duties of care, loyalty and good faith.

     76. Mentor Graphics' actions to provide proper notice of its intent to nominate directors for election at the Special Meeting called by Quickturn's stockholders and Mentor Graphics' solicitation of proxies in connection with such election will comply with Quickturn's bylaws as currently enacted. Any action by Quickturn to hinder the ability of Mentor Graphics to propose its nominees at the Special Meeting, including but not limited to, any actions to amend the notification procedures, would impermissibly impede and/or delay Quickturn's stockholders from exercising their rights. Moreover, any action to negate the effectiveness of Mentor Graphics' upcoming properly delivered notification of its stockholder proposals and its director nominees would eviscerate the ability of Quickturn's stockholders to change the composition of the Quickturn Board at the Special Meeting. There cannot possibly be compelling justification for any such action which would guarantee that the incumbent Board could always and continuously frustrate the purposes of and/or delay a special meeting with the effect of preventing the election of stockholder-nominated directors. Any such action would delay and/or thwart the exercise of stockholder voting rights without compelling justification and would thereby cause irreparable harm.

     77. Mentor Graphics and Purchaser have no adequate remedy at law. WHEREFORE, plaintiffs respectfully that this Court:

          a. declare that the Director Defendants have breached their fiduciary obligations to Quickturn stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer;

          b. compel Quickturn and its Director Defendants to redeem the Fights or to render the Fights Plan inapplicable to the Proposed Acquisition;

          c. declare that the Director Defendants have breached their fiduciary obligations to Quickturn stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

          d. compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

          e. temporarily, preliminarily and permanently enjoin Quickturn its employees. agents and all persons acting on its behalf or in concert with it from taking any action with, respect to the Rights Plan, except to redeem the-Rights or render the Rights-Plan inapplicable to the Tender Offer, and from adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Tender Offer or the efforts of Mentor Graphics to acquire control of Quickturn;

          f. Declare that the taking of any action to bring Quickturn within the provisions of Section 2115 of the California General Corporation Law, thereby impeding, thwarting, frustrating or interfering with the Proposed Acquisition, constitutes a breach of the Director Defendants, fiduciary duties;

          g. enjoin Quickturn and the Director Defendants from taking any action which would bring Quickturn within the provisions of Section 21 15 of the California General Corporation Law and thereby have the effect of impeding, thwarting, frustrating or interfering with the Proposed

          h. declare that the August 21, 1999 amendments to the Quickturn bylaws and the Rights Plan are ineffective and that the adoption thereof constituted a breach of fiduciary duty by the Director Defendants, and enjoin Quickturn from, enforcing the amendments to the bylaws

          i. temporarily, preliminarily and permanently enjoin defendants. their affiliates. subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan, Section 203, or Section 2115 in any other court;

          j. declare that the adoption of any further measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger. Mentor Graphics' solicitation of agent designations, Mentor Graphics' call of the Special Meeting, Mentor Graphics' notice of the Special Meeting, Mentor Graphics' notification of its director nominees, or Mentor Graphics' solicitation of proxies, or Mentor Graphics'. nomination of directors or presentation of proposals at the Special Meeting constitutes a breach of the Director Defendants' fiduciary duties;

          k. enjoin Quickturn and the Director Defendants from adopting any further measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, Mentor Graphics' solicitation of agent designations, Mentor Graphics' call of the Special Meeting, Mentor Graphics' notice of the Special Meeting, Mentor Graphics' notification of its director nominees, Mentor Graphics" solicitation of proxies, or Mentor Graphics' nomination of directors or presentation of Proposals at the Special Meeting;

          l. enjoin Quickturn and the Director Defendant from taking any action to delay, impede, postpone or thwart the voting or other rights of Quickturn's stockholders in connection with the Special Meeting or otherwise-,

          m. compel Quickturn and the Director Defendants to recognize the ability of Quickturn's stockholders, holding on the date of the call. of the Special Meeting shares entitled to cast not less than ten percent of votes at such Special Meeting, to call and provide notice of a Special Meeting at the date and time set forth in the call and for the purposes set forth in the call and notice of the Special Meeting;

          n. declare that the date for determining stockholders entitled to call the Special Meeting and to submit Agent Designations in connection therewith shall be the date that the Special Meeting is actually called and that agent designations shall remain valid until revoked upon notice to Mentor Graphics or unless the person executing the agent designation is not the holder of Quickturn common shares on the date the Special Meeting is called;

          o. declare that Mentor Graphics' and Purchaser's disclosure in connection with its solicitation of agency designations and proxies for the Special Meeting are complete and accurate;

          p. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

          q. grant plaintiffs such other and further relief as this Court may dean just and proper.

OF COUNSEL:                             __________________________________
                                        Kevin G. Abrams
Christopher L. Kaufman                  Thomas A. Beck
David A. York                           Catherine G. Dearlove
Latham & Watkins                        Holly June Stiefel
75 Willow Road                          Thad J. Bracegirdle
Menlo Park. CA 94025                    Richards, Layton & Finger
(650) 328-4600                          One Rodney Square
                                        P.O. Box 551
Fredric J. Zepp                         Wilmington, DE  19899
Latham & Watkins                        (302) 658-6541
505 Montgomery Street                   Attorneys for Plaintiffs
San Frucisco, CA 94111
(415) 391-0600

H. Steven Wilson
Latham  &  Watkins
2100, 701 B Street
San Diego, CA 92101-8197
(619) 236-1234

Dated:  August 24, 1998

                                  VERIFICATION
                                  ------------
     I, Gregory K. Hinckley, having beca duly sworn according to law, verifies as follows:

     1. I am the Executive Vice President, Chief Operating Officer and Chief Financial Officer of the plaintiff Mentor Graphics Corporation, an Oregon corporation, with specific authority to make this verification on behalf of Mentor Graphics Corporation.

     2. I am also the Chief Financial Officer and Secretary and a director of plaintiff MGZ Corp. (collectively with Mentor Graphics Corporation, the "Plaintiffs"), a Delaware corporation with specific authority to make this verification on behalf of MGZ Corp.

     3. I have personally reviewed the attached Verified Amended Complaint For Declaratory and Injunctive Relief (the "Amended Complaint"). filed by The Plaintiff in the Court of Chancery of the State of Delaware.

     4. Insofar as the matters contained in the Amended Complaint concern the acts and deeds of the Plaintiffs, I know the allegations to be true and correct.

     5. Insofar as the matters contained in the Amended Complaint concern the acts and deeds of persons or entities other than the Plaintiff, I believe the allegations to be true and correct

                                    Mentor Graphics Corporation

                                    By: ___________________________________
                                        Name:  Gregory K. Hinckley
                                        Title: Executive Vice President,
                                               Chief Operating Officer and
                                               Chief Financial Officer

Sworn to and subscribed before me
this 25th day of August, 1998

                                                  MGZ Corp.
_________________________________
Notary Public
                                    By: ___________________________________
My Commission expires ___________       Name:  Gregory K. Hinckley
                                        Title: Chief Financial Officer and
                                               Secretary